UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 1, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES ACT OF 1933

Good Sam Enterprises, LLC

File No. 333-173290 - CF# 26760

Good Sam Enterprises, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on April 4, 2011, as amended.

Based on representations by Good Sam Enterprises, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.3	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel